

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 6, 2011

Mr. Hal Jones
Senior Vice President–Finance
The Washington Post Company
1150 15th St., N.W.
Washington, D.C. 20071

> **RE: The Washington Post Company**
> **Form 10-K for the Year Ended January 2, 2011**
> **Filed March 2, 2011**
> **File No. 1-06714**

Dear Mr. Jones:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended January 2, 2011

1.   We note from your disclosures on page 46, that the recent Department of Education
        rulemaking activities and the Kaplan Commitment could have a material adverse effect
        on Kaplan's future operating results and that in the short-term, you expect KHE operating
        income to be down very substantially in 2011. We also note from your disclosures on
        page 58, that the discounted cash flow analyses you used to determine the fair value of
        your reporting units includes an estimate for the possible impact of newly enacted and
        proposed "for-profit" education regulations.

        Item 303 of Regulations S-K and the interpretive guidance found in Release 33-8350
        regarding Management's Discussion and Analysis of Financial Condition and Results of
        Operations states that one of the principal objectives of MD&A is to provide information
        about the quality and potential variability of a company's earnings and cash flow, so that
        readers can ascertain the likelihood that past performance is indicative of future
        performance. Ascertaining this indicative value depends to a significant degree on the
        quality of disclosure about the facts and circumstances surrounding known material
        trends and uncertainties in MD&A. In order to help your investors better understand
        management's statement that the possible impact of the newly enacted and proposed "for-
        profit" education regulations could have a material adverse effect on your future
        operating results in the short-term, please revise to explain in more detail how the
        changes in the education rules and the impact of the Kaplan Commitment are expected to
        directly affect your results of operations and cash flows. Quantification of the material
        effects of known material trends should be considered and may be required to the extent
        material if quantitative information is reasonably available.

Note P. Contingencies and Losses, page 85

2.   We note that you are involved in a number of litigation and legal matters where the extent
        of your exposure to future losses is not clear. For example, it is not clear if you are
        subject to any exposure above the amounts already accrued in your financial statements
        in the class action lawsuit served on February 6, 2008. If it is reasonably possible that the
        outcome of these matters may result in a liability that materially exceeds the amount
        already accrued, paragraphs 3-5 of ASC 450-20-50 require disclosure of the range of
        reasonably possible loss or a clear statement that a range cannot be estimated. If you
        cannot estimate the range, please disclose the reasons for your belief that the range
        cannot be estimated. Please clarify and revise the disclosures regarding these
        uncertainties to conform to the requirements of ASC 450, or explain why no modification
        is necessary.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/Larry Spirgel
Assistant Director